

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 22, 2024

Darryl Nakamoto
Chief Executive Officer
Pono Capital Two, Inc.
643 Ilalo St. #102
Honolulu, Hawaii 96813

> **Re: Pono Capital Two, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 22, 2024**
> **File No. 001-41462**

Dear Darryl Nakamoto:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed January 22, 2024

SBC Medical Group Holdings Incorporated, page 23

1.   We note your response to previous comment 9. Please revise to describe the "service contracts" with Medical Corporation Association Furinkai and Medical Corporation Association Juunikai and explain how they are different from the franchise agreements.

The Combined Entity may be a "controlled company" within the meaning..., page 59

2.   We note your response to previous comment 19 and reissue in part. Please revise your summary section to provide prominent disclosure that the combined entity will be a controlled company within the meaning of the applicable rules of Nasdaq and that Dr. Yoshiyuki Aikawa will control approximately 66.6% of the number of voting power of your outstanding common stock, assuming no additional redemptions.

Risk Factors
Our reputation and the trading price of our common stock may be negatively affected by adverse publicity..., page 73

3. We note your revised disclosure in response to previous comment 23 and re-issue the comment in part. You state that "Our management team plans to conduct additional procedures and actions to mitigate risks of the short seller allegations." Please clarify if SBC has been the subject of short seller allegations or if this risk factor is discussing allegations that may occur in the future. If SBC has been the subject of short seller allegations, please clearly explain what the allegations are and how they relate to your business. Additionally, please clarify if SBC is a publicly listed entity and how short sellers are able to benefit from a decline in a price of your securities.

Risk Factors
Our reputation and the trading price of our common stock may be negatively affected by adverse publicity..., page 81

4. We note your revised disclosure in response to previous comment 24 that "While the Company has never faced substantial compensation payouts or multiple compensations due to medical accidents in the past, with no material impact on business performance and a clean financial record, we acknowledge the absence of significant liability beyond our existing insurance coverage." Please clarify what you mean by the absence of significant liability beyond your existing insurance coverage. Additionally, please clearly state whether you believe you maintain adequate levels of insurance relative to your business operations.

Background of the Business Combination, page 123

5. We note your revised disclosure in response to previous comment 28 and note that the enterprise value for SBC included in the December 15, 2022 initial LOI of $2.5 billion was based on financial projections that "represented revenue of approximately $1 billion and net income of $200,000." Please clarify if these projections represented net income of $200 million rather than $200,000.

6. We note your disclosure that the initial draft of the Business Combination that was circulated on December 23, 2022 included a valuation of SBC at $1.2 billion rather than the $2.5 billion valuation included in the December 15, 2022 initial LOI. Please explain the change in valuation from $2.5 billion to $1.2 billion. In this regard, we note your disclosure that $2.5 billion valuation was based on financial projections that represented revenue of approximately $1 billion and net income of $200 million and your disclosure on page 128 that "The projections that SBC provided were prior to the restructuring of the SBC business entities and before any adjustments related to the change to US GAAP reporting." However, $1 billion of revenue and $200 million of net income exceed the figures presented in the five year projections on page 130 which conclude with projected

revenue of $645 million and net income of $124 million in 2027. Please explain if the projections underlying the $2.5 billion valuation were subsequently revised and, if so, provide additional disclosure regarding the timing and reasons for the revisions.

7. We note your revised disclosure in response to previous comment 30 and re-issue the comment in part. Where you disclose general topics that were discussed at each meeting or call, please provide additional detail regarding the substance of those discussions. For example, where you disclose that the call on December 11, 2022 related to "diligence including questions to better understand the market for cosmetic treatment centers and the related management services, the sustainability of SBC's profitability, and the viability of SBC's expansion plans" please briefly discuss the substance of those discussions. Likewise, where you disclose that the calls on January 24, 2023 and January 26, 2023 included discussions of "structure, open due diligence items and merger process" please briefly explain if there were any material open issues or concerns discussed at such meetings in advance of the January 30, 2023 approval of the Merger Agreement.

8. We note your revised disclosure in response to previous comment 37 and re-issue the comment in part. Please revise your disclosure to discuss the following topics or explain:
    • any discussions about the need to obtain additional financing for the combined company, such as a PIPE transaction, and the negotiation/marketing processes; and
    • the negotiation of any contingent payments to be received by SBC's shareholders, including the portion of the Escrow Shares.

Reasons for Approval of the Business Combination, page 128

9. We note your statements that "In recommending the transaction, the Board reviewed three different approaches in determining the valuation of SBC: discounted cash flow, revenue multiple and earnings multiple" and "Based on the SBC's ability to recognize revenue and consistent profitability, the Board deemed that the earning multiple approach to be the appropriate measure for the valuation." Please clarify if discounted cash flow and revenue multiple valuations were prepared and provided to the Board or if the Board only reviewed a valuation based on earnings multiples. If such valuations were prepared and reviewed by the Board, please disclose those valuations and their underlying methodology.

10. We note your statement that "Pono used the fiscal year 2022 financials provided by SBC in January 2023' as the starting point of SBC's valuation combined with a revenue growth rate of 15%." Please disclose the relevant financial metrics included in the January 2022 financials that were used as a starting point for the valuation. Additionally, please explain how Pono arrived at a 15% revenue growth rate, including any underlying assumptions. Your disclosure should include both the total valuation of SBC and the specific methodology used to arrive at that valuation.

11. We note your statement that the report provided by EF Hutton "provided the average earnings multiples of approximately 32x and 26x for fiscal years 2023 and 2024,

respectively, for back office service from the following companies: WNS (Holdings) Limited (NYSE: WNS), ExlService Holdings, Inc. (Nasdaq: EXLS), Startek, Inc (NYSE: SRT), TTEC Holdings, Inc (Nasdaq: TTEC), Atento (Private Company), Conduent (Nasdaq: CNDT), and Taskus (Nasdaq: TASK)." Please explain how EF Hutton selected the companies included in the list of comparable companies and why the multiples were based on "back office services." Please disclose if any companies meeting the applicable criteria for comparable companies were nevertheless excluded from the list of comparable companies. Finally, please explain why the four comparable healthcare service companies used in the December 15, 2022 initial LOI valuation (Surgery Partners (Nasdaq: SGRY), National HealthCare (NYSE: NHC), Community Health (NYSE: CYH), Encompass Health (NYSE: EHC)) were not included in the list of comparable companies.

12. We note your disclosure that the report prepared by EF Hutton "provided the average earnings multiples of approximately 32x and 26x for fiscal years 2023 and 2024, respectively." We also note your statement that "Pono used the fiscal year 2022 financials provided by SBC in January 2023' as the starting point of SBC's valuation combined with a revenue growth rate of 15%." Please clarify how the earnings multiples in the report were used to arrive at a valuation for SBC. In this regard, we note that the financial statements of SBC for the fiscal year ended December 31, 2022 show SBC had 2022 net income of $6.7 million.

13. We note your disclosure that the reduction in SBC's earnings in the revised fiscal year 2022 financials "were primarily due to adjustment made to reflect US GAAP" and that "No other assumptions were changed, and the result is the SBC valuation was reduced from $1.2 billion to $1.0 billion." When discussing the removal of the Medical Corporations from the A&R Merger Agreement on June 21, 2023 due to Japanese regulatory reasons you note that "The removal of the Medical Corporations from the A&R Merger Agreement required a reduction of the valuation." Please clarify if the adjustments to reflect US GAAP are separate than the reduction of valuation as a result of the removal of the Medical Corporations.

Certain Projected Financial Information for SBC, page 130

14. We note that the Projections provided to Pono appearing on page 130 were significantly revised in your latest amendment. Please explain why these numbers changed and if Pono received multiple sets of projections. In this regard, we note your statement that "The above financial projections were provided prior to the restructuring of the SBC business entities and before any adjustments related to the change to US GAAP reporting." If there were multiple sets of projections, please disclose both sets of projections, the respective dates they were received and the reason for the significant changes between the two.

15. We note the disclosure that SBC estimated future net income margins range from 17% to 19% and that Pono reviewed SBC's historical financials and believes SBC's history of profitability and experience in scaling its business will allow SBC to meet its projections. Please revise to explain how SBC's historical financial results led to an estimated future

net income margins range from 17% to 19%.

16. We note the disclosure that Pono believes that SBC reflected in its projections an increase in expenses related to becoming a publicly traded company and for its expansion plans. Please revise to disclose and quantify these assumptions.

SBC Management Discussion & Analysis, page 223

17. Please clarify your disclosure to clearly quantify the impact that foreign exchange rate changes had on the reported change in total revenue for each period presented.

Warrants, page 241

18. We note your revised disclosure here that "The Placement Warrants will be subject to the same terms and conditions as the Public Warrants, and among other matters, be redeemable by us and exercisable by the holders on the same basis as the Public Warrants" and your statement on page 94 that "None of the Placement Warrants or the Private Warrants (or if issued, any warrants underlying the Working Capital Units) will be redeemable by New Pono for cash so long as they are held by the Sponsor or its permitted transferees." Please reconcile these disclosures and clarify if the Placement Warrants or the Private Warrants will be redeemable by New Pono for cash to the extent they are held by the Sponsor or its permitted transferees. If there is a difference between the public and private warrants in this regard, please add risk factor disclosure regarding the difference.

Management after the Business Combination, page 259

19. We reissue comment 57 with respect to Dr. Aikawa and Mr. Yoshida. Because they are being nominated to serve on the board of directors of New Pono, please state the specific experience, skills, qualifications and attributes of each director nominee that led you to the conclusion that each such director should serve as one of the directors of the combined company.

Statements of Cash Flows, page F-50

20. Based on your response to prior comment 61, it is unclear why the "Long-term payments - - related parties" transactions are classified as operating activities instead of as investing activities. In this regard, it appears that these cash transactions were to acquire equity interests. Please revise here and on page F-86, if necessary.

Note 17, page F-112

21. It appears that SBC acquired a 100% equity interest in 4 related party Medical Corporations in August 2023. Please clarify for us whether these entities are consolidated in the SBC financial statements for all periods presented. Please provide an analysis that supports your accounting for these entities. If the transactions with these entities that are outlined in your footnote disclosure have been eliminated in consolidation then please clarify the disclosure. Your disclosure on page 223 states that you lack voting control over

these entities but that determination is unclear given your 100% equity interest.

General

22. We note your disclosure on page F-7 that the proceeds of the Trust Account "will be invested only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations." If the assets in your Trust Account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, please disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also please include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Alexandria E. Kane, Esq.